APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mulligans Golf Inc.

Financial Statements and Report

December 31, 2021

Table of Contents



Independent Accountant's Review Report

Bruce Baird
Mulligans Golf Inc.
Granbury, TX

We have reviewed the accompanying financial statements of Mulligans Golf Inc. (the company), which comprise the balance sheet as of December 31, 2021, and the related statements of income, stockholders' equity, and cash flows for the 7 months then ended (since incorporation on June 1, 2021), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Mulligans Golf Inc. (the company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 6 to the financial statements, the company has been funded by capital from its founders and is not yet operational and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
February 9, 2022

Mulligans Golf Inc.
Balance Sheet
As of December 31, 2021

	2021
	$
Assets	
Current Assets	
Cash and cash equivalents	50,198
Total Current Assets	50,198
Noncurrent Assets	
Goodwill and intangible assets	
Intangible assets, net of accumulated amortization	5,243
Total Noncurrent Assets	5,243
Total Assets	55,441
Liabilities & Stockholders' Equity	
Liabilities	
Stockholders' Equity	
Equity	
Common Stock, authorized 10,000,000 shares; zero shares issued and outstanding at December 31, 2021; par value of $0.00001 per share	
Additional paid-in capital	131,477
Retained Earnings (Accumulated Deficit)	(76,036)
Total Stockholders' Equity	55,441
Total Liabilities & Stockholders' Equity	55,441

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mulligans Golf Inc.

Statement of Income

For the 7 months ended December 31, 2021

	2021 $
Operating Expenses	
Salaries and wages	5,949
Payroll taxes	2,735
Legal and other professional fees and services	66,940
Goodwill and intangible asset amortization	233
Office supplies	91
Other operating (income) expense	88
Total Operating Expenses	76,036
Net Income (Loss)	(76,036)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mulligans Golf Inc.

Statement of Stockholders' Equity

For the 7 months ended December 31, 2021

	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	$	$	$
Balance at June 1, 2021	-	-	-
Net income (loss)	-	(76,036)	(76,036)
Paid-In Capital	131,477	-	131,477
Total	131,477	(76,036)	55,441

6

Mulligans Golf Inc.
Statement of Cash Flows
For the 7 months ended December 31, 2021

	2021 $
Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	(76,036)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	
Depreciation and amortization	233
Net Cash Provided by (Used in) Operating Activities	(75,803)
Cash Flows from Investing Activities	
Additions of intangible assets	(5,476)
Cash Flows from Financing Activities	
Paid-In Capital	131,477
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	50,198
Cash, Cash Equivalents, and Restricted Cash at End of Year	50,198
Reconciliation of Cash, Cash Equivalents, and Restricted Cash	
Cash and cash equivalents	50,198

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Mulligans Golf Inc.
Notes to the Financial Statements
For the 7 months ended December 31, 2021

1. Summary of significant accounting policies

a. Nature of operations

Mulligans Golf Inc. (the Company) was incorporated under the laws of Delaware on June 1, 2021 for purposes of operating a sports bar and golf training facility in Texas. The planned facility is 10,000 square feet with an outdoor seating area on a 1.25 acre lot.

The Company plans to enter into a securities offering under Regulation CF allowing investors to receive revenue sharing notes. The funds raised will fund the construction and build out of its facility and operating expenses. The securities offering will be listed with an approved and qualified funding portal and they will receive compensation for the listing commensurate with its standard terms. The Company expects to begin accepting investments upon filing these the required Form C with the US Securities and Exchange Commission.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value of financial instruments

Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mulligans Golf Inc.
Notes to the Financial Statements
For the 7 months ended December 31, 2021

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

e. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. Cash consists of funds held in the Company's checking account.

f. Intangible assets

Intangible assets, including trademarks and domain names are measured at cost less accumulated amortization and any accumulated impairment losses.

Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives. The estimated useful lives for the Company's intangible assets are as follows:

Trademarks: 10 years
Domain Name: 15 Years

The Company reviews its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

9

Mulligans Golf Inc.
Notes to the Financial Statements
For the 7 months ended December 31, 2021

g. Income taxes

The Company applies *FASB ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. As the Company incurred an operating loss in 2021, there is no accrued liability for income taxes at December 31, 2021.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the states of Delaware and Texas.

h. Comprehensive income

The company does not have any comprehensive income items other then net income.

2. Intangible assets

The historical costs of the company's finite-lived intangible assets and related accumulated amortization balances at December 31were as follows:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

	2021
	$
Trademark	1,055
Domain Name	4,421
Intangible asset, gross	5,476
Accumulated amortization	(233)
Intangible assets, net	5,243

For the 7 months ended December 31, 2021, the company recorded amortization expense of $233 related to intangible assets.

For the 7 months ended December 31, 2021, the company recorded a pre-tax impairment charge of $0 related to long-lived assets. At December 31, 2021, management was not aware of any other events or circumstances indicating the company's long-lived assets would not be recoverable.

3. Stockholders' equity

Under the articles of incorporation, the total number of common shares of stock that the Company shall have authority to issue is 10,000,000 shares with a $0.00001 par value per share. As of December 31, 2021, zero shares of Common Stock were issued and outstanding.

4. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

5. Equity compensation

During 2021, the Company issued stock options to its CEO which granted the opportunity to purchase shares of its Common Stock at par value ($0.00001 per share) under a vesting schedule. The grant issued 5,000,001 shares options subject to a 48 month vesting period beginning August 4, 2021. The shares have a cliff date 12 months from the vesting start date at which point 1,250,000 shares will vest. Following the cliff date of August 4, 2022, 104,166 shares will vest monthly. As of December 31, 2021 no shares had vested.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Topic 718 allows nonpublic companies to make an accounting policy decision as to whether to measure all liability awards at "preferable" fair value or intrinsic value until award settlement. The Company has elected

Mulligans Golf Inc.
Notes to the Financial Statements
For the 7 months ended December 31, 2021

to measure stock options at their intrinsic value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0, as is the case for 2021.

6. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2021 the company incurred losses from operations of $76,036. The company has relied on capital from its owners to fund operations and will require significant capital to fund the construction of its facility. Those factors and conditions create a substantial doubt about the company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern.

7. Subsequent events

Management evaluated all activity of the company through February 9, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.